                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. ____)*


                               Computer Power Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    205272107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Basil K. Vasiliou, 230 Park Avenue, 7th Floor, New York, New York 10169,
                                 (212)486-4400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 12, 2001
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205272107
          ---------

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

             Myers Acquisition Corp. 91-2115974
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

      3. SEC Use Only


--------------------------------------------------------------------------------

      4. Source of Funds

             WC, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

             Delaware
--------------------------------------------------------------------------------

               7.  Sole Voting Power
Number of               ------
Shares         -----------------------------------------------------------------
Beneficially
Owned by       8.  Shared Voting Power
Each
Reporting               2,102,114
Person         -----------------------------------------------------------------
With
               9.  Sole Dispositive Power
                        ----
               -----------------------------------------------------------------

               10. Shared Dispositive Power

                           2,102,114
--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

             2,102,114
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)   [   ]

--------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

             56.9%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

             CO
--------------------------------------------------------------------------------

CUSIP No. 205272107
          ---------

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

             U.S. Traffic Corporation 95-678948
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

      3. SEC Use Only


--------------------------------------------------------------------------------

      4. Source of Funds

             WC, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

             Delaware
--------------------------------------------------------------------------------

               7.  Sole Voting Power
Number of               ------
Shares         -----------------------------------------------------------------
Beneficially
Owned by       8.  Shared Voting Power
Each
Reporting               2,102,114
Person         -----------------------------------------------------------------
With
               9.  Sole Dispositive Power
                        ----
               -----------------------------------------------------------------

               10. Shared Dispositive Power

                           2,102,114
--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

             2,102,114
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)   [   ]

--------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

             56.9%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

             CO
--------------------------------------------------------------------------------

CUSIP No. 205272107
          ---------

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

             Raymond International W.L.L.
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

      3. SEC Use Only


--------------------------------------------------------------------------------

      4. Source of Funds

             WC, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

             State of Bahrain
--------------------------------------------------------------------------------

               7.  Sole Voting Power
Number of               ------
Shares         -----------------------------------------------------------------
Beneficially
Owned by       8.  Shared Voting Power
Each
Reporting               2,102,114
Person         -----------------------------------------------------------------
With
               9.  Sole Dispositive Power
                        ----
               -----------------------------------------------------------------

               10. Shared Dispositive Power

                           2,102,114
--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

             2,102,114
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)   [   ]

--------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

             56.9%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

             CO
--------------------------------------------------------------------------------

CUSIP No. 205272107
          ---------

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

             Leslie W. Lawson
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------

      3. SEC Use Only


--------------------------------------------------------------------------------

      4. Source of Funds

             WC, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------

               7.  Sole Voting Power
Number of               ------
Shares         -----------------------------------------------------------------
Beneficially
Owned by       8.  Shared Voting Power
Each
Reporting               2,102,114
Person         -----------------------------------------------------------------
With
               9.  Sole Dispositive Power
                        ----
               -----------------------------------------------------------------

               10. Shared Dispositive Power

                           2,102,114
--------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

             2,102,114
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)   [   ]

--------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

             56.9%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $ .01 share (the "Shares"), of Computer Power Inc. (the "Company"). The principal executive offices of the Company are located at 124 West Main Street, High Bridge, New Jersey 08829.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Myers Acquisition Corp., a Delaware corporation. Myers Acquisition Corp. is wholly owned by U.S. Traffic Corporation, a Delaware corporation. U.S. Traffic Corporation is eighty-five percent (85%) owned by Raymond International W.L.L., a limited liability corporation organized under the laws of the State of Bahrain. Leslie W. Lawson, a United States citizen, owns ninety-nine percent (99%) of Raymond International W.L.L. Myers Acquisition Corp. and U.S. Traffic Corporation are located at 9603 John Street, Santa Fe Springs, California 90670. Raymond International W.L.L. and Leslie W. Lawson are located at 100 Piccadilly, London W1V 9FN England. Myers Acquisition Corp., U.S. Traffic Corporation, Raymond International W.L.L., and Leslie W. Lawson are collectively referred to herein as the "Reporting Persons." For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing corporations (collectively, the "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference.

         The primary business of Myers Acquisition Corp. is manufacturing electrical components. The primary business of U.S. Traffic Corporation is manufacturing electrical and traffic components. Raymond International W.L.L. engages in investment activity and engineering contracting. Leslie W. Lawson is an investment analyst with Belgrave Investment Trust W.L.L., located at 100 Piccadilly, London W1V 9FN England.

         During the last five years, none of these Reporting Persons or the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Myers Acquisition Corp. purchased the Shares and certain other assets of Public Access Lighting, L.L.C., a Delaware limited liability company, in a private sale conducted under Section 9-504 of the Illinois Uniform Commercial Code, which sale was conducted by Associated Bank of Chicago, an Illinois banking association, the secured party. Myers Acquisition Corp. and an affiliate of Myers Acquisition Corp. purchased the foregoing assets of Public Access Lighting, L.L.C. and paid an aggregate of $2.6 million. The purchase price for the assets purchased by Myers Acquisition Corp. and its affiliate consisted of $1.6 million in cash and a note executed by U.S. Traffic Corporation and Myers Acquisition Corp. in favor of Associated Bank of Chicago in the amount of $1 million. The note is due on April 12, 2006 and is unsecured.

ITEM 4.  PURPOSE OF TRANSACTION

         At the present time, the Reporting Persons intend to retain ownership of the Shares subject to their continuing evaluation of the Company. The Reporting Persons may conclude that it is in their best interests to (a) propose a merger or similar transaction between the Company and one of the Reporting Persons or an affiliate of one of the Reporting Persons, (b) acquire additional Shares through open market transactions or commence a tender or exchange offer,
(c) otherwise seek to influence the management and policies of the Company, (d) sell or otherwise dispose of some or all of its Shares in the open market or in private transactions, (e) sell assets of the Company, (f) change the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board, (g) propose a reorganization or liquidation, (h) change the present capitalization or dividend policy, or (i) take the Company private.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own 2,102,114 shares of common stock of the Company which is approximately 56.9% of the common stock of the Company.

         (b) Myers Acquisition Corp. is the beneficial owner of the Shares held by it. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of the Shares.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting persons do not have any contract arrangements, understandings (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are any of the Company Shares owned by the Reporting Persons subject to any contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1.        Joint Filing Agreement

         Exhibit 2.        Power of Attorney

         Exhibit 3.        Business Note

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    MYERS ACQUISITION CORP.

                                    U.S. TRAFFIC CORPORATION

                                    RAYMOND INTERNATIONAL W.L.L.

                                    LESLIE W. LAWSON




April 20, 2001
--------------------------------
Date


/s/ Walter Rogers
--------------------------------
Signature


Walter Rogers, Attorney in Fact
--------------------------------
Name/Title

                                                    SCHEDULE I

---------------------------------------- ------------------------------------- -------------------------------------

                                         MYERS ACQUISITION CORP.
---------------------------------------- ------------------------------------- -------------------------------------
NAME                                     ADDRESS                               OFFICE
---------------------------------------- ------------------------------------- -------------------------------------

Basil K. Vasiliou                        230 Park Avenue, 7th Floor            Director, President, Treasurer
                                         New York, New York 10169
---------------------------------------- ------------------------------------- -------------------------------------

Leslie W. Lawson                         100 Piccadilly                        Director, Vice President, Secretary
                                         London W1V 9FN England
---------------------------------------- ------------------------------------- -------------------------------------




---------------------------------------- ------------------------------------- -------------------------------------

                                         U.S. TRAFFIC CORPORATION
---------------------------------------- ------------------------------------- -------------------------------------

NAME                                     ADDRESS                               OFFICE
---------------------------------------- ------------------------------------- -------------------------------------

Basil K. Vasiliou                        230 Park Avenue, 7th Floor            Chairman
                                         New York, New York 10169
---------------------------------------- ------------------------------------- -------------------------------------

Leslie W. Lawson                         100 Piccadilly                        Director
                                         London W1V 9FN England
---------------------------------------- ------------------------------------- -------------------------------------

Gary Coury                               9603 John Street                      Chief Executive Officer
                                         Santa Fe Springs, California 90670
---------------------------------------- ------------------------------------- -------------------------------------

Celi Victoriano                          9603 John Street                      Secretary
                                         Santa Fe Springs, California 90670
---------------------------------------- ------------------------------------- -------------------------------------




---------------------------------------- ------------------------------------- -------------------------------------

                                         RAYMOND INTERNATIONAL W.L.L.
---------------------------------------- ------------------------------------- -------------------------------------

NAME                                     ADDRESS                               OFFICE
---------------------------------------- ------------------------------------- -------------------------------------

Leslie W. Lawson                         100 Piccadilly                        Director
                                         London W1V 9FN England
---------------------------------------- ------------------------------------- -------------------------------------

Michael Venutolo                         100 Piccadilly                        Director
                                         London W1V 9FN England
---------------------------------------- ------------------------------------- -------------------------------------